

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2022

Daniel M. Wallach
Chief Executive Officer
Shepherd's Finance, LLC
13241 Bartram Park Blvd., Suite 2401
Jacksonville, FL 32258

>   **Re: Shepherd's Finance, LLC**
>   **Registration Statement on Form S-1**
>   **Filed March 22, 2022**
>   **File No. 333-263759**

Dear Mr. Wallach:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance